SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file number 1-15295
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
TELEDYNE TECHNOLOGIES INCORPORATED 401(K) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
TELEDYNE TECHNOLOGIES INCORPORATED
1049 Camino Dos Rios
Thousand Oaks, California 91360-2362

Financial Statements and
Supplemental Schedules
Teledyne Technologies Incorporated 401(k) Plan
Year Ended December 31, 2008
With Report of Independent Registered Public
Accounting Firm

Teledyne Technologies Incorporated 401(k) Plan
Financial Statements
and Supplemental Schedules
Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm
Teledyne Technologies Incorporated
As Plan Administrator of the Teledyne Technologies Incorporated 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of Teledyne Technologies Incorporated 401(k) Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2008 and delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Los Angeles, California
June 22, 2009

Teledyne Technologies Incorporated 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2008	2007
	(In thousands)
Assets
Cash	$—	$2
Investments, at fair value	313,800	410,344
Accrued investment income	2	6
Other receivables	328	242

Total assets	314,130	410,594

Liabilities
Due to broker for investments purchased	169	137
Other liabilities	19	33

Total liabilities	188	170

Net assets reflecting investments at fair value	313,942	410,424
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	551	57

Net assets available for benefits	$314,493	$410,481

See accompanying notes.

Teledyne Technologies Incorporated 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2008
(In thousands)

Additions (deductions):
Contributions:
Employee	$34,493
Employer, net of forfeitures	7,513
Rollover	11,879

Total contributions	53,885

Transfers from other plans	458
Investment income (loss):
Interest and dividend income	11,066
Net depreciation in fair value of investments	(137,393)

Net investment loss	(126,327)

Distributions to participants	(23,906)
Administrative and other expenses	(35)
Transfers out	(63)

Net decrease	(95,988)
Net assets available for benefits:
Beginning of year	410,481

End of year	$314,493

See accompanying notes.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements
December 31, 2008
1. Description of the Plan
General
The Teledyne Technologies Incorporated 401(k) Plan (the Plan) is a defined contribution plan available to eligible U.S. domestic employees of Teledyne Technologies Incorporated (Plan Sponsor) and certain subsidiaries (collectively, Teledyne or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was adopted and effective on April 1, 2000. In December 2008, the Plan was amended to revise the definition of compensation for usage in applying certain nondiscrimination tests. Also in December 2008, the Plan was amended to revise the definition of eligible employees to exclude certain employees of recently acquired employees until such time as enrollment of such employees can be arranged. For a more complete description of the Plan’s provisions please refer to the Plan document.
Contributions
Participants can defer between 1% and 50% (highly compensated employees between 1% and 15%), subject to Internal Revenue Code limitations, of their eligible wages and contribute them to the Plan. Employees become eligible for Company matching contributions following 90 days of service or unless expressly provided by the terms of an acquisition/sales agreement. The Company will match 50% of qualifying employee contributions up to a maximum of $1,000 annually for each participant. Employees who are not eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan are not subject to the $1,000 maximum matching contribution cap, and instead will have maximum matching contributions of 50% of the first 6% of qualifying employee contributions, provided that total matching contributions do not exceed 3% of the compensation for any plan year. Employees hired after February 1, 1993, who are members of Local 12 of the United Automobile Aerospace and Agricultural Implement Workers of America and have completed their respective probation periods under the collective bargaining agreement will receive a $250 Company contribution in addition to a Company match of 50% of qualifying employee contributions up to a maximum of $250 annually for each participant. Former employees of Rockwell Scientific hired before January 1, 2008 will receive a Company match of 50% of the first 8% of qualifying employee contributions.
Participant Accounts
Separate accounts are maintained by the recordkeeper for each participating employee. Asset management fees charged for the administration of all funds are charged against net assets available for benefits of the respective fund.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Vesting
Participants who are eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan are 100% vested in their 401(k) Plan contributions, Company matching contributions and all earnings thereon. Participants who are not eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan will at all times have a 100% vested interest in his or her accounts, except for the Company Match Account and all earnings thereon which follows a five-year annual vesting schedule. Former employees of Rockwell Scientific hired before January 1, 2008 will have their Company Match Account and all earnings thereon follow a three-year annual vesting schedule.
Participant Loans
Active employees can borrow up to 50% of their vested account balances. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can have no more than one loan outstanding at any given time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of loan. Loans may be paid in full or in part at any time. Loans are repayable over periods of up to five years (15 years for loans to purchase the participant’s primary residence). Payments are generally made through payroll deductions.
The Plan has several participant loans that have an initial term of greater than 15 years. These participant loans became part of the Plan in connection with rollover balances from an acquisition of a business made in 2008.
Plan Termination
In the event that the Plan is terminated, or the Plan Sponsor permanently discontinues making contributions, all amounts credited to the accounts of affected participants will be distributed to participants as defined in the Plan document under the provisions of ERISA.
Withdrawals and Distributions
The Plan allows for participants to make withdrawals from the Plan upon reaching age 59 1/2. Additionally, the value of participants’ contributions and the value of all Company matching contributions are payable to participants upon death, disability, retirement or upon termination of

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
employment with the Company. At the participant’s election, payment may be made in cash, as a single lump sum, or in installments. In addition, employees who rolled their funds over as a result of the Reynolds Industries, Incorporated acquisition and have at least 20 years of service may make a withdrawal of their pre-tax Company matching contributions and all earnings thereon.
Administrative Expenses
The Company pays administrative expenses, which include recordkeeping and trustee fees as well as expenses incurred in administering the Plan. Participants pay loan origination and servicing fees.
2. Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on an accrual basis.
New Accounting Pronouncement
Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 established a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurement.
Additionally, in October 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset It Not Active (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157 in markets that are not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for an asset is not active. The guidance in FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued.
In April 2009, the FASB issues FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 supersedes FSP 157-3

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
and amends SFAS 157 to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of SFAS 157. FSP 157-4 is effective for reporting periods ending after June 15, 2009. Plan management must adopt the provisions of FSP 157-4 effective with the December 31, 2009 financial statements and does not expect the adoption will have a material impact on the financial statements.
Valuation of Investments
The Plan’s investments are stated at fair value.
As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. During 2007, the Plan began to invest in fully benefit-responsive investment contracts through a common collective trust, Fidelity Managed Income Portfolio (MIP). As required by the FSP, the statements of net assets available for benefits present the fair value of the Fidelity MIP and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Fidelity MIP is based on quoted redemption values on the last business day of the Plan’s year-end. The contract value of the Fidelity MIP represents contributions plus earnings, less participant withdrawals and administrative expenses.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.
Fidelity Mutual Funds: Valued at the net asset value of shares held by the Plan at year end.
Non-Fidelity Mutual Funds: Valued at the net asset value of shares held by the Plan at year end.
Fidelity Lifecycle Funds: Valued at the net asset value of shares held by the Plan at year end.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Self Directed Brokerage Link: Valued at quoted market prices in an active market on the last business day of the Plan year.
Teledyne Technologies Common Stock: The Teledyne Technologies Common Stock Fund is a unitized separate account comprised of common stock of Teledyne Technologies and short-term cash investments. The unit value of the fund is derived from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments. The fund is valued at the closing price reported on the active market on which the individual securities are traded.
Common collective trust funds: These funds include both money market funds and the Fidelity MIP. Money market funds are valued at the net asset value of shares held by the plan at year end. The fair value of fully-benefit responsive investment contracts included in the Fidelity MIP is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.
Participant loans: Valued at amortized cost, which approximates fair value.
While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
SFAS No. 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:
Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Level 2 — Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair values as of December 31, 2008 (in thousands):

Description of Investment	Level 1	Level 2	Level 3	Total

Mutual funds	$267,853	$—	$—	$267,853
Brokerage link	4,972	—	—	4,972
Common collective trusts	—	10,218	—	10,218
Teledyne Technologies Incorporated Common Stock	21,456	—	—	21,456
Participant loans	—	—	9,301	9,301

	$294,281	$10,218	$9,301	$313,800

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
The following table presents a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008 (in thousands):

Level 3
Assets
Participant
Loans
Balance as of January 1, 2008	$8,382
Issuances, repayments, and settlements, net	919

Balance as of December 31, 2008	$9,301

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.
Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could have a material effect on participants’ account balances and the amounts reported in the financial statements.
Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Investments
Plan participants can invest their contributions and any Company matching contributions in any or all of the investment programs managed by the Plan’s trustee. The Plan’s investments are held by Fidelity Management Trust Company (Fidelity), the trustee. One of the investment options offered through Fidelity is the Fidelity Brokerage Link Account, which enables a participant to invest in individual common stocks, preferred stocks, mutual funds, corporate bonds, Fidelity funds, and short-term investments as stipulated in the Plan document. The Company does not guarantee any rates of return or investment results.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2008 and 2007 (in thousands):

	2008	2007

Fidelity Fund	$38,210	$65,751
Fidelity Growth Company Fund	21,245	32,076
Fidelity Diversified International Fund	19,210	35,982
Fidelity Mid-Cap Stock Fund	*	21,855
Fidelity Freedom 2020 Fund	22,164	31,817
Fidelity Retirement Money Market Portfolio	46,176	37,860
Fidelity U.S. Bond Index Fund	28,293	24,368
Teledyne Technologies Incorporated Common Stock	21,456	*

*	Investment balance represents less than 5% of the Plan’s net assets.
During 2008, the Plan’s investments (including investments purchased, sold, and held during the period) depreciated in fair value as follows (in thousands):

Mutual funds	$132,602
Common stock	3,000
Brokerage link (primarily common stock)	1,791

$137,393

4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 23, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)
5. Parties-in-Interest
During 2008, the Plan invested in mutual funds managed by Fidelity. There were no trustee and investment fees paid by the Plan in 2008.
One of the investment options available to participants is the Teledyne Technologies Incorporated Stock Fund that included 561,742 and 397,712 shares of Teledyne Technologies Incorporated common stock at December 31, 2008 and 2007, respectively.
6. Differences Between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	December 31
	2008	2007

Net assets available for benefits per the financial statements	$314,493	$410,481
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(551)	(57)

Net assets available for benefits per the Form 5500	$313,942	$410,424

The following is a reconciliation of net decrease per the financial statements to net loss on the Form 5500 for the year ended December 31, 2008 (in thousands):

Net decrease per the financial statements	$(95,988)
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(494)

Net loss per the Form 5500	$(96,482)

Supplemental Schedules

Teledyne Technologies Incorporated 401(k) Plan
EIN: 25-1843385            Plan Number: 002
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2008
(In thousands, except for unit/share information)

	Description of Investment
	Including Maturity Date, Rate
Identity of Issue, Borrower,	of Interest, Collateral, Par,
Lessor or Similar Party	or Maturity Value	Current Value
Fidelity*	Fidelity Fund	$38,210
Fidelity*	Growth Company Fund	21,245
Fidelity*	Value Fund	9,756
Fidelity*	Capital Appreciation Fund	7,189
Fidelity*	Diversified International Fund	19,210
Fidelity*	Mid-Cap Stock Fund	11,568
Fidelity*	Large Cap Stock Fund	5,661
Fidelity*	Freedom Income Fund	2,221
Fidelity*	Freedom 2000 Fund	904
Fidelity*	Freedom 2010 Fund	10,159
Fidelity*	Freedom 2020 Fund	22,164
Fidelity*	Freedom 2030 Fund	11,898
Fidelity*	Freedom 2040 Fund	2,311
Fidelity*	Freedom 2005 Fund	326
Fidelity*	Freedom 2015 Fund	3,628
Fidelity*	Freedom 2025 Fund	2,088
Fidelity*	Freedom 2035 Fund	1,180
Fidelity*	Freedom 2045 Fund	106
Fidelity*	Freedom 2050 Fund	410
Fidelity*	Retirement Money Market Portfolio	46,176
Fidelity*	U.S. Bond Index Fund	28,293
Fidelity*	Brokerage Link	4,972
Fidelity*	Managed Income Portfolio	10,218
Morgan Stanley Institutional	Small Company Growth Fund	2,381
Wells Fargo Advantage	Small Cap Value Fund	9,412
Van Kampen	Growth & Income A Fund	5,075
Spartan*	U.S. Equity Index	5,988
Spartan*	Extended Market Index	294
Teledyne Technologies Incorporated*	Common stock, 561,742 shares	21,456
Participant loans*	With interest rates ranging from 4.0% to 11% and maturity dates through 2036	9,301

		$313,800

*	Party-in-interest as defined by ERISA

Teledyne Technologies Incorporated 401(k) Plan
EIN: 25-1843385           Plan Number: 002
Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions
Year Ended December 31, 2008

Participant Contributions Transferred Late to the Plan	Total that Constitute Nonexempt Prohibited Transactions

$8,604	$8,604

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 26, 2009

TELEDYNE TECHNOLOGIES INCORPORATED 401(K) PLAN Plan Administrative Committee
By:	/s/ Robyn E. McGowan
Member